UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [____])*

Advanced Micro Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007903107

(CUSIP Number)

Mubadala Development Company PJSC
Attention: Shahzad Khan
P.O. Box 45005
Abu Dhabi
United Arab Emirates
 +971 2 413 0000

Copies to:

John D. Wilson, Esq.
Mark K. Hyland, Esq.
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
(415) 616-1100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007903107	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 49,000,000
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 49,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 007903107	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 49,000,000
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 49,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 007903107	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 49,000,000
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 49,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

______________________
1      The percentage of the class of common stock represented by the shares that are subject to this statement is based on an aggregate of approximately 607,192,663 shares of common stock outstanding as of August 1, 2008, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2008.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Shares”), of Advanced Micro Devices, Inc. (the “Issuer”), with its principal executive offices located at One AMD Place, P.O. Box 3453, Sunnyvale, CA 94088-3453.

Item 2.	Identity and Background.

This Statement is being filed jointly by Mubadala Development Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Holder”), and West Coast Hitech G.P., Ltd., a general partnership organized under the laws of the Cayman Islands (each a “Reporting Person” and together the “Reporting Persons”).

Mubadala

Mubadala is a Public Joint Stock Company headquartered in Abu Dhabi, the capital of the United Arab Emirates.  Mubadala’s sole shareholder is the Government of the Emirate of Abu Dhabi.  Its principal business is the development and management of an extensive and economically diverse portfolio of commercial initiatives.  Mubadala’s commercial strategy is fundamentally built on long-term, capital-intensive investments that deliver strong financial returns.  The principal business address of Mubadala is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Mubadala.

During the last five years, neither Mubadala nor, to the best of Mubadala’s knowledge, any of its directors or executive officers has: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Holder

Holder is a Cayman Islands limited partnership wholly-owned by Mubadala.  The principal business address of Holder is: West Hitech L.P., P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  Holder is a partnership without directors or executive officers.  West Coast Hitech G.P., Ltd. is the general partner of Holder.

Page 5 of 11 Pages

During the last five years, Holder has not: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

West Coast Hitech G.P., Ltd.

West Coast Hitech G.P., Ltd. is a Cayman Islands corporation wholly-owned by Mubadala that acts as the general partner of Holder.  The principal business address of West Coast Hitech G.P., Ltd. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  The sole director and executive officer of West Coast Hitech G.P., Ltd. is Shahzad Khan, a citizen of the United Arab Emirates, who is an employee of Mubadala.  Mr. Khan’s business address is c/o Mubadala Development Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.

During the last five years, neither West Coast Hitech G.P., Ltd.  nor, to the best of West Coast Hitech G.P., Ltd.’s knowledge, its sole director and executive officer has: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On November 16, 2007 Holder purchased, in a registered offering, 49,000,000 newly issued Shares from the Registrant for an aggregate purchase price of approximately $622,300,000.  Such funds came from the working capital of Mubadala and its affiliates including Holder.  Additional Shares that may be purchased by the Reporting Persons pursuant to the transactions described herein will likely be purchased with working capital of Mubadala and its affiliates, including Holder.

The Shares (including additional Shares that may be purchased by the Reporting Persons pursuant to the transactions described herein) may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable regulations and such firms’ credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons have previously filed a statement on Schedule 13G to report the acquisition of the Shares that are the subject of this Schedule 13D.

On October 6, 2008, Holder, the Registrant, and Advanced Technology Investment Company LLC, a limited liability company wholly-owned by the Government of the Emirate of

Page 6 of 11 Pages

Abu Dhabi (“ATIC”) entered into an agreement (the “Agreement”) pursuant to which the Registrant and ATIC agreed to form a U.S. headquartered joint venture (the “Foundry Company”) to manufacture leading-edge semiconductor products.  Under the Agreement, at the “Closing” (as defined in the Agreement) the Registrant will contribute to the Foundry Company its manufacturing facilities, including two fabrication facilities in Dresden, Germany, as well as related assets and intellectual property rights.  The Foundry Company will also assume approximately $1.2 billion of the Registrant’s existing debt.  At the Closing, ATIC will invest $2.1 billion to purchase its stake in the Foundry Company, of which ATIC will invest $1.4 billion directly in the new entity and pay the remainder to the Registrant to purchase additional shares in the Foundry Company from the Registrant.  ATIC will not acquire beneficial ownership of any securities of the Registrant pursuant to the Agreement.

In addition, under the Agreement, Holder has agreed to pay, at the Closing, $313,741,333 to the Registrant in exchange for 58,000,000 Shares and warrants (the “Warrants”) to purchase an additional 30,000,000 Shares at an exercise price of $0.01 per share (as adjusted pursuant to the terms of the Warrants).  The Warrants will be exercisable after the earlier of (a) public ground-breaking of the Registrant’s proposed new wafer fabrication facility located in the State of New York and (b) 24 months from the date of the issuance of the Warrants.  The Warrants will have a ten-year term.

Under the Agreement, the Registrant has agreed to appoint, if requested by Holder, a representative of Holder to the board of directors of the Registrant at the Closing.  Holder has also agreed to certain limitations, following the Closing, with respect to the acquisition and disposition of Shares.  Holder has agreed that, following the Closing until it (together with its affiliates) beneficially owns less than 10% of the outstanding shares, it will not dispose of any Shares (other than to affiliates or permitted transferees) except (i) by a bona fide pledge or hypothecation in connection with a financing transaction, (ii) by means of an underwritten public offering pursuant to an effective registration statement, or (iii) pursuant to Rule 144.  In addition, Holder has agreed that, following the Closing (i) it will not acquire additional Shares such that it would own more than 22.5% of the outstanding Shares, and (ii) for a period of five years, or until the Reporting Persons’ aggregated ownership falls below 10% of the outstanding Shares, the Reporting Persons will not take certain actions as a shareholder (either alone or with a “group,” as defined in Section 13(d)(3) of the Exchange Act) that would influence, or seek to influence, the control of the Registrant.

The transactions are expected to close at the beginning of 2009, subject to satisfaction of conditions contained in the Agreement, including approvals from regulators, the transfer of previously-confirmed New York incentives to the Foundry Company, the continued availability to the Foundry Company of existing public grants and subsidies in Germany, and the approval of the Registrant’s stockholders for the issuance of the Shares and the Warrants.  Upon the Closing, the Reporting Persons will file an amendment to this Schedule 13D to report the acquisition of beneficial ownership of the Shares to be acquired at the Closing.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached to this Schedule 13D as Exhibit 99.4, and incorporated herein by reference.

Page 7 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b)    The information contained on the cover pages of this Statement is incorporated herein by reference

Except as disclosed in herein: (a) none of the Reporting Persons and, to the best of their knowledge, neither Shahzad Khan nor any of the persons listed on Schedule A to this Statement beneficially owns any Shares or has the right to acquire any Shares; (b) none of the Reporting Persons and, to the best of their knowledge, neither Shahzad Khan nor any of the persons listed on Schedule A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c)           Except as disclosed in this Statement, none of the Reporting Persons and, to the best of their knowledge, neither Shahzad Khan nor any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

(d)           To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 and Item 4 is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or among any other person with respect to any securities of the Registrant.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
99.1	Power of Attorney (incorporated by reference from Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)
99.2	Power of Attorney (incorporated by reference from Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)
99.3	Agreement of Joint Filing
99.4
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 16, 2008).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 10, 2008	MUBADALA DEVELOPMENT COMPANY PJSC

	By:	/s/ Samak L. Azar
Name: Samak L. Azar
Title: Attorney-in-Fact

WEST COAST HITECH L.P. by its general partner, WEST COAST HITECH G.P., LTD.

By:	/s/ Samak L. Azar
Name: Samak L. Azar
Title: Attorney-in-Fact

WEST COAST HITECH G.P., LTD.

By:	/s/ Samak L. Azar
Name: Samak L. Azar
Title: Attorney-in-Fact

Page 9 of 11 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MUBADALA

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of the board of directors and each executive officer of Mubadala.  Each director of Mubadala, and, except where indicated below, each executive officer is a citizen of the United Arab Emirates.  Except where indicated below, the business address of each such executive officer and director is c/o Mubadala Development Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Business Address:	Position:

HH Sheikh Mohamed Bin Zayed Al Nayhan	Crown Prince Office of the Emirate of Abu Dhabi Abu Dhabi, UAE	Crown Prince of the Emirate of Abu Dhabi

Mohammed Ahmed Al Bowardi	Crown Prince Office of the Emirate of Abu Dhabi Abu Dhabi, UAE	Secretary–General and member of the Abu Dhabi Executive Council

Khaldoon Khalifa Al Mubarak		CEO and Managing Director, Mubadala

Nasser Ahmed Khalifa AlSowaidi	Department of Economy of the Emirate of Abu Dhabi Abu Dhabi, UAE	Chairman of the Emirate of Abu Dhabi Department of Planning and Economy.

Mohamed Saif Al Mazrouei	11th Floor, ADNIC Building, Khalifa Street Abu Dhabi, UAE	Advisor to His Highness, the Chairman of the Offset Program Bureau

Ahmed Ali Al Sayegh	ALDAR Properties PJSC P.O. Box 51133 Abu Dhabi, UAE	Chairman of ALDAR properties PJSC

Hamad Al Hurr Al Suwaidi	Department of Finance of the Emirate of Abu Dhabi Khalidya Street Abu Dhabi, UAE	Undersecretary of the Department of Finance

Executive officers

Name:	Position:

Khaldoon Khalifa Al Mubarak	Chief Executive Officer and Managing Director

Waleed Al Mokarrab Al Muhairi	Chief Operating Officer

Carlos Obeid (Lebanon)	Chief Financial Officer

Samer Saleh Halawa (Jordan)	General Counsel

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Power of Attorney (incorporated by reference from Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)
99.2	Power of Attorney (incorporated by reference from Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)
99.3	Agreement of Joint Filing
99.4
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 16, 2008).

 Page 11 of 11 Pages